Andrew P. Vander Ploeg
19 Foxtail Circle
Cherry Hills Village, CO 80113

December 1, 2016

Board of Directors
T-Rex Oil Company
520 Zang St. Suite 250
Broomfield, CO 80021

Gentlemen:

I hereby regretfully submit my resignation from the board of directors of T-Rex Oil due to health issues which have recently developed.

I have enjoyed my service on the board and wish you and the company the best in the future.

Sincerely,